UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

El Pollo Loco Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268603107

(CUSIP Number)

April 18, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: CIBC Employee Private Equity Fund (Trimaran) Partners
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: CIBC Employee Private Equity Fund (US) I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: ESC Fund Management Co. (U.S.) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: ESC (Canada) USLP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: CIBC Employee Private Equity Fund (Canada) I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario (Canada)

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: ESC Fund Management (Canada), Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nova Scotia (Canada)

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: CO

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: ESC (World) USLP I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: CIBC Employee Private Equity Fund (World) I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: PN

CUSIP No. 268603107

1.	NAME OF REPORTING PERSON: ESC Fund Management Co. (World), Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 1,662,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 1,662,288

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,662,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.57%
12.	TYPE OF REPORTING PERSON: CO

SCHEDULE 13G

Item 1(a).	Name of Issuer: El Pollo Loco Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3535 Harbor Blvd., Suite 100 Costa Mesa, California 92626

Item 2(a).

Name of Person Filing:

This statement is filed by:

CIBC Employee Private Equity Fund (Trimaran) Partners

CIBC Employee Private Equity Fund (US) I, L.P.

ESC Fund Management Co. (U.S.) Inc.

ESC (Canada) USLP, L.P.

CIBC Employee Private Equity Fund (Canada) I, L.P.

ESC Fund Management Co. (Canada), Inc.

ESC (World) USLP I, L.P.

CIBC Employee Private Equity Fund (World) I, L.P.

ESC Fund Management Co. (World), Inc.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of all of the Reporting Persons is: 425 Lexington Avenue New York, NY, 10017

Item 2(c).

Citizenship:

CIBC Employee Private Equity Fund (Trimaran) Partners is a new York general partnership

CIBC Employee Private Equity Fund (US) I, L.P.is a Delaware limited partnership

ESC Fund Management Co. (U.S.) Inc. is a Delaware corporation

ESC (Canada) USLP, L.P. is a Delaware limited partnership

CIBC Employee Private Equity Fund (Canada) I, L.P. in an Ontario, Canada limited partnership

ESC Fund Management Co. (Canada), Inc.is a Nova Scotia, Canada corporation

ESC (World) USLP I, L.P. is a Delaware limited partnership

CIBC Employee Private Equity Fund (World) I, L.P. is a Delaware limited partnership

ESC Fund Management Co. (World), Inc. is a Delaware corporation

Item 2(d).	Title of Class of Securities: Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 268603107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based upon a total of 36,350,579 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022.

CIBC Employee Private Equity Fund (Trimaran) Partners (the “General Partnership”) is a New York general partnership, approximately 73% of which is owned by CIBC Employee Private Equity Fund (US) I, L.P. , 23% of which is owned by ESC (Canada) USLP, L.P. and approximately 4% of which is owned by ESC (World) USLP I, LP.

CIBC Employee Private Equity Fund (US) I, L.P. is a Delaware limited partnership, the general partner of which is ESC Fund Management Co. (U.S.) Inc. (the “General Partner”), a Delaware corporation.

ESC (Canada) USLP, L.P. is a Delaware limited partnership, the general partner of which is CIBC Employee Private Equity Fund (Canada) I, L.P. an Ontario, Canada limited partnership. The general partner of CIBC Employee Private Equity Fund (Canada) I, L.P. is ESC Fund Management Co. (Canada), Inc., a Nova Scotia, Canada corporation.

ESC (World) USLP I, L.P. is a Delaware limited partnership, the general partner of which is CIBC Employee Private Equity Fund (World) I, L.P., a Delaware limited partnership. The general partner of CIBC Employee Private Equity Fund (World) I, L.P. is ESC Fund Management Co. (World), Inc. is a Delaware corporation.

Each of the Reporting Persons may be deemed to share voting and investment power with respect to all shares of Common Stock held by the General Partnership. Each of the Reporting Persons other than the General Partnership disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023

CIBC EMPLOYEE PRIVATE EQUITY FUND (TRIMARAN) PARTNERS

BY: CIBC EMPLOYEE PRIVATE EQUITY FUND (US) I, L.P.

BY: ESC FUND MANAGEMENT CO. (U.S.) INC., ITS
GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

CIBC EMPLOYEE PRIVATE EQUITY FUND (US) I, L.P.

BY: ESC FUND MANAGEMENT CO. (U.S.) INC., ITS GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

ESC FUND MANAGEMENT CO. (U.S.) INC.

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

ESC (CANADA) USLP, L.P.

BY: CIBC EMPLOYEE PRIVATE EQUITY FUND
(CANADA) I, L.P., ITS GENERAL PARTNER

BY: ESC FUND MANAGEMENT CO. (CANADA), INC, ITS GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

CIBC EMPLOYEE PRIVATE EQUITY FUND
(CANADA) I, L.P.

BY: ESC FUND MANAGEMENT CO. (CANADA), INC, ITS GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

ESC FUND MANAGEMENT CO. (CANADA), INC.

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

ESC (WORLD) USLP I, L.P.

BY: CIBC EMPLOYEE PRIVATE EQUITY FUND
(WORLD) I, L.P., ITS GENERAL PARTNER

BY: ESC FUND MANAGEMENT CO. (WORLD), INC., ITS GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

CIBC EMPLOYEE PRIVATE EQUITY FUND
(WORLD) I, L.P.

BY: ESC FUND MANAGEMENT CO. (WORLD), INC., ITS GENERAL PARTNER

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director

ESC FUND MANAGEMENT CO. (WORLD), INC.

BY: ESC ADVISORS LLC, AS INVESTMENT ADVISOR

By:	/s/ Jean Raymond
	Name:	Jean Raymond
	Title:	Managing Director